Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Augusta Resource Corporation

Commission File Number: 001-32943

Date: May 9, 2014

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.                                                         Name and Address of Company

HudBay Minerals Inc. (“Hudbay”)
25 York Street, Suite 800
Toronto, Ontario M5J 2V5

Item 2.                                                         Date of Material Change

May 5, 2014

Item 3.                                                         News Release

Hudbay issued a news release with respect to the material change referred to in this report on May 5, 2014. The news release was disseminated through the newswire services of Marketwired. Copies of the news release are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.                                                         Summary of Material Change

On May 5, 2014, Hudbay announced that, in the context of the decision of the British Columbia Securities Commission (the “Commission”) on May 2, 2014, it would be amending its offer to acquire all of the outstanding common shares (“Augusta Shares”) of Augusta Resource Corporation (“Augusta”) not already owned by Hudbay, to provide a 10-day extension of the Offer (as defined below) if Hudbay takes up any Augusta Shares under the Offer and extend the expiration of the Offer until 5:00 p.m. (Toronto time) on May 16, 2014. A Notice of Variation and Extension reflecting such changes was filed later the same day.

Item 5.                                                         Full Description of Material Change

On May 5, 2014, Hudbay announced that, in the context of the decision of the Commission on May 2, 2014, it would be amending its offer dated February 10, 2014, as previously amended (the “Original Offer”), to purchase, on and subject to the terms and conditions of the Original Offer, all of the issued and outstanding Augusta Shares, other than any Augusta Shares held directly or indirectly by Hudbay and its affiliates, including any Augusta Shares that may become issued and outstanding after the date of the Original Offer but before the expiration of the Offer upon the exercise, exchange or conversion of any securities of Augusta exercisable or exchangeable for, convertible into or otherwise conferring a right to acquire, any Augusta Shares, together with the associated rights issued under Augusta’s shareholder rights plan agreement dated as of April 18, 2013 between Augusta and Computershare Investor Services Inc. (the “Shareholder Rights Plan”). Hudbay filed a Notice of Variation and Extension later the same day. The Original Offer, as amended and extended by such Notice of Variation and Extension, is referred to herein as the “Offer”.

As set out in the Notice of Variation and Extension, Hudbay has amended the Offer to provide, among other things, that:

•                                          the time for acceptance of the Offer has been extended to 5:00 p.m. (Toronto time) on May 16, 2014; and

•                                          if any Augusta Shares are taken up under the Offer, the Offer will be extended and remain open for the deposit of Augusta Shares for not less than 10 days from the date on which Augusta Shares are first taken up.

In its decision, a panel of the Commission unanimously determined that, unless Augusta has confirmed that it has terminated the Shareholder Rights Plan, the Commission will cease trade the Shareholder Rights Plan (and any securities issued under the Shareholder Rights Plan) effective July 15, 2014, if Hudbay extends its Offer to expire no earlier than July 16, 2014 and provides a 10-day extension of the Offer if it takes up any Augusta Shares under the Offer.

Hudbay is assessing, among other things, the implications of the announcement by the US Forest Service (“USFS”) on May 1, 2014 that “the complexity of the content of the objections” raised in connection with the Final Environmental Impact Statement for the Rosemont project “will require additional time to thoroughly review and give full and deliberate consideration to the issues raised”. Hudbay also is assessing the implications of Augusta’s recent announcement that it was informed by the U.S. Army Corps of Engineers (“USACE”) that “there is a shortfall between the mitigation plan it had proposed in April and the mitigation needed to fully offset impacts to waters of the U.S. associated with the [p]roject”. The USFS has stated it will provide an update on the schedule for the Record of Decision (“ROD”), which appears to be subject to further delay, by the end of May, and the USACE has indicated to Augusta that the timing of its permit decision for the Clean Water Act 404 Permit may be affected by the schedule for the ROD.

The full details of the Offer are set out in the take-over bid circular and accompanying offer documents, as amended by notices of variation, extension and change (collectively, the “Offer Documents”), which Hudbay has filed with the Canadian securities regulatory authorities. Hudbay has also filed a registration statement on Form F-10 (as amended, the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (as amended, the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”).  This material change report is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America), or by email at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181.

Item 6.                                                         Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.                                                         Omitted Information

Not applicable.

Item 8.                                                         Executive Officer

The following senior officer of Hudbay is knowledgeable about the material changes and this report:

Patrick Donnelly
Vice President, Legal and Corporate Secretary
416-362-2576

Item 9.                                                         Date of Report

May 9, 2014

Important Notice

This report does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Hudbay or Augusta.

Forward-Looking Information

This report contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, statements with respect to the anticipated timing, mechanics, completion and settlement of the Offer, including the decision of the Commission to cease trade the Shareholder Rights Plan effective July 15, 2014 in certain circumstances, and the permitting of the Rosemont project. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Hudbay identified and were applied by it in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to, the accuracy of Augusta’s public disclosure; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; that all required regulatory and governmental approvals for the Offer will be obtained and all other conditions to completion of the Offer will be satisfied or waived.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, the market value of the Hudbay shares received as consideration under the Offer and the impact of such issuance on the market price of the Hudbay shares, the development of the Rosemont project not occurring as planned, the inaccuracy of Augusta’s public disclosure upon which the Offer is predicated, the triggering of change of control provisions in Augusta’s agreements leading to adverse consequences, Augusta becoming a minority-owned or majority-owned subsidiary of Hudbay after consummation of the Offer, the possibility that Hudbay may remain a minority shareholder of Augusta after consummation of the Offer without the ability to control the management or direction of Augusta, as well as the risks discussed under the heading “Risk Factors” in the Offer Documents and other documents filed (or to be filed) with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this report or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.